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              [Advanced Aerodynamics & Structures, Inc. Letterhead]




January 24, 2002

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

         Re:   Advanced Aerodynamics & Structures, Inc.
               Registration Statement on Form SB-2
               Filed on December 12, 2001
               File No. 333-74924

Ladies and Gentlemen:

         Pursuant to Rule 477(a) as promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Advanced Aerodynamics & Structures, Inc. (the "Company") hereby withdraws its entire Registration Statement on Form SB-2, File No. 333-74924, together with all exhibits (the "Registration Statement"), that was originally filed with by the Company with the Commission on December 12, 2001.

         The Registration Statement was initially filed in order to comply with contractual requirements accorded certain investors in the Company, with respect to their restricted securities received or to be received, in connection with their investment in the Company. Certain of these contractual requirements are no longer immediately relevant. Additionally, because of certain transactions which the Company is currently contemplating, it also wishes to withdraw the Registration Statement.

         The Registration Statement has not been declared effective, and no shares have been issued or sold pursuant to the Registration Statement. Should you have any questions regarding this matter, please feel free to contact Otto
E. Sorensen, outside counsel to the Company at (619) 699-2534.

Very truly yours,

Advanced Aerodynamics & Structures, Inc.

/s/ L. Peter Larson

L. Peter Larson
Executive Vice President and Chief Financial Officer